Exhibit 99.1

Can-Fite Reports Positive Phase 2a Data with Namodenoson in Pancreatic Cancer; 35% of Patients Remain on Therapy, Including One Beyond 16 Months

Ramat Gan, Israel, April 30, 2026 (GLOBE NEWSWIRE) -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a clinical-stage biotechnology company developing a pipeline of proprietary small molecule drugs for the treatment of cancer and inflammatory diseases, today announced positive clinical data from its Phase 2a study of namodenoson in patients with advanced pancreatic cancer.

The data from the fully enrolled study demonstrate preliminary evidence of clinical activity, including durable disease stabilization in a heavily pretreated patient population, in addition to the previously reported favorable safety profile.

Key findings include:

●	Stable disease observed in >30% of evaluable patients

●	Prolonged treatment duration includes one patient extending beyond 16 months.

●	35% of patients remain on therapy and follow up

●	Favorable safety and tolerability profile consistent with prior reports

The prolonged treatment duration observed in several patients suggests a potential for durable clinical benefit in this difficult-to-treat population.

“As we continue to analyse the data, we are encouraged by the emerging signal of durable disease stabilization observed in this study,” said Pnina Fishman, Chairperson and Chief Scientific Officer of Can-Fite. “Importantly, a meaningful proportion of patients remain on therapy for extended periods, supporting the continued clinical development of namodenoson in pancreatic cancer.”

As a substantial proportion of patients remain on treatment, full efficacy analyses, including progression-free survival and overall survival, top-line results are expected in the coming months and will be presented in a forthcoming clinical conference.

About Namodenoson

Namodenoson is a highly selective A3 adenosine receptor (A3AR) agonist, which has shown a compelling safety profile and demonstrated anti-tumor activity in preclinical pancreatic cancer models. The drug is also being evaluated in clinical trials for advanced liver cancer.

Namodenoson has received Orphan Drug Designation from the U.S. Food and Drug Administration (FDA) for the treatment of pancreatic cancer.

About Pancreatic Cancer Phase 2a Study

The Phase 2a study of namodenoson is an open-label trial in patients with advanced pancreatic adenocarcinoma whose disease has progressed on at least first line therapy or who refuse standard treatment. The trial is evaluating the safety, clinical activity, and pharmacokinetics (PK) of namodenoson in this population. All patients receive oral namodenoson 25 mg administered twice daily for consecutive 28-day cycles. Patients are being evaluated regularly for safety. 20 evaluable patients were enrolled to the study. The primary objective of this trial is to characterize the safety profile of namodenoson and the secondary objective is to evaluate the clinical activity as determined by the Objective Response Rate (ORR) using Response Evaluation Criteria in Solid Tumors (RECIST 1.1), Progression-Free Survival (PFS), Disease Control Rate (DCR), Duration of Response (DoR), and Overall Survival (OS). The study met its primary endpoint, which was safety, demonstrating that namodenoson was very well tolerated in this heavily pretreated patient population. No new safety signals were identified, and the safety profile was consistent with the known clinical experience of namodenoson in other oncological diseases.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase 3 trial for psoriasis and commenced a pivotal Phase 3 trial. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase III trial for hepatocellular carcinoma (HCC), a Phase 2b trial for the treatment of MASH, and in a Phase 2a study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: https://www.canfite.com/.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts and prospects for generating meaningful efficacy data. All statements in this communication, other than those relating to historical facts, are “forward looking statements”. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. For example, the Company is using forward-looking statements when it discusses the completion of the offerings, the satisfaction of customary closing conditions related to the offerings and the intended use of proceeds therefrom. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can-Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, our market and other conditions, history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; risks related to not satisfying the continued listing requirements of NYSE American; and statements as to the impact of the political and security situation in Israel on our business. More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can-Fite’s Annual Report on Form 20-F filed with the SEC on March 26, 2026 and other public reports filed with the SEC and in its periodic filings with the TASE. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Can-Fite undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114